Rule 424(b)(3)
                                                                   No. 333-37480


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 17, 2001 and the Prospectus Supplement dated August 31, 2001. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to the number and type of Properties acquired by the Company is presented as of November 9, 2001, and all references to Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after November 9, 2001, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On November 9, 2001,  the Company  acquired the Broadway Plaza at Pecan
Park, an American Retirement Corporation assisted living property located in Arlington, Texas, a suburb of the Dallas/Fort Worth area. The Property, which opened in August 2000, includes 80 assisted living units and 15 units for residents with Alzheimer's and related memory disorders. Built in a park-like setting, the facility's special amenities include a common activities room and dining room, a library and professionally maintained gardens. The Property is less than six miles from three hospitals and is within two miles of two shopping districts.

         In addition, on November 9, 2001, the Company acquired the Homewood Residence at Boca Raton, an American Retirement Corporation assisted living property located in Boca Raton, Florida, approximately 20 miles north of Fort Lauderdale, Florida. The Property, which opened in October 2000, includes 60 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. The facility's special amenities include a common activities room and dining room, a library and professionally maintained gardens. The Property is within eight miles of two hospitals and is less than seven miles from shopping areas.

         The Board of Directors declared distributions of $0.0583 per Share to stockholders of record on September 1, October 1 and November 1, 2001, respectively, representing an annualized distribution rate of 7.0%.


                                  THE OFFERINGS

GENERAL

         Upon the termination of its Initial Offering on September 18, 2000, the Company had received aggregate subscriptions for 971,898 Shares totalling $9,718,974 in gross proceeds, including 5,046 Shares ($50,463) issued pursuant to the Reinvestment Plan. Following the termination of the Initial Offering, the Company commenced this offering of up to 15,500,000 Shares. As of November 9, 2001, the Company had received aggregate subscriptions for 4,498,750 Shares totalling $44,987,500 in gross proceeds, including 31,073 Shares ($310,733) issued pursuant to the Reinvestment Plan from its Initial Offering and this offering. As of November 9, 2001, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $40,000,000. The Company used approximately $26,100,000 of net offering proceeds and $8,100,000 in advances relating to its line of credit to invest approximately $34,200,000 in three assisted living Properties. As of November 9, 2001, the Company had repaid all advances relating to its line of credit and had paid approximately $2,400,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $3,400,000 available to invest in Properties and Mortgage Loans.



November 13, 2001                                Prospectus Dated April 17, 2001

                                    BUSINESS

PROPERTY ACQUISITIONS

         Broadway Plaza at Pecan Park located in Arlington, Texas. On November 9, 2001, the Company acquired the Broadway Plaza at Pecan Park assisted living Property located in Arlington, Texas (the "Arlington Property") for $10,578,750 from American Retirement Corporation. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of five years each.

o The lease requires a minimum rent payment of $1,084,322 per year for the first lease year and will increase by 2% for each lease year thereafter.

o In addition to minimum rent, the lease requires percentage rent equal to ten percent of gross revenues in excess of the "Baseline Gross
         Revenues." The Baseline Gross Revenues will be the prior 12 months total revenue for the period ending on the earlier of (a) the 36th month of the lease, or (b) the month in which the facility achieves average occupancy of 93% for four consecutive quarters.

o A security deposit equal to $423,150 has been retained by the Company as security for the tenant's obligations under the lease.

o American Retirement Corporation has guaranteed the tenant's obligation to pay minimum rent under the lease. In addition, American Retirement Corporation is required to maintain a "Tenant Reserve" equal to $545,000. The reserve will terminate the later of (i) when "Minimum Rent Coverage" of 1.1 is achieved for four consecutive fiscal quarters, commencing with the quarter ending March 31, 2002, or (ii) June 30, 2003. Minimum Rent Coverage means the total cash available for lease payments during each successive period of four consecutive fiscal quarters divided by the total minimum rent paid during such period.

         The estimated federal income tax basis of the depreciable portion for the Arlington Property is approximately $9.9 million.

         The Arlington Property, which opened in August 2000, includes 80 assisted living units and 15 memory impaired units for residents with Alzheimer's and related memory disorders. The operator provides assistance with daily living activities such as bathing, dressing and medication reminders. The Property is located in a suburb between Dallas and Fort Worth, Texas. The number of seniors in the ten-mile area surrounding the Arlington Property is expected to grow by 34% between 2000 and 2005. The Property is less than six miles from three hospitals and is within two miles of two shopping districts. The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the period the assisted living facility has been operational are as follows:

                                         Arlington Property
                      ---------------------------------------------------------
                          Average           Revenue per           Revenue
                      Occupancy Rate          Occupied         per Available
      Year                                      Unit               Unit***
------------------    ----------------     ---------------    ---------------

      *2000               14.74%             $112.68               $15.69
     **2001               54.20%               60.80                32.93

* Data for 2000 represents the period August 15, 2000 through December 31, 2000. ** Data for 2001 represents the period January 1, 2001 through June 30, 2001. *** The second assisted living building (40 units) did not open for residents until April 27, 2001.

         The Company believes that the results achieved by the Property, as shown in the table above, are not indicative of its long-term operating potential as the Property opened in August 2000.

         Homewood Residence of Boca Raton located in Boca Raton, Florida. On November 9, 2001, the Company acquired the Homewood Residence of Boca Raton assisted living Property located in Boca Raton, Florida (the "Boca Raton Property") for $9,672,000 from American Retirement Corporation. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of five years each.

o The lease requires a minimum rent payment of $991,380 per year for the first lease year and will increase by 2% for each lease year thereafter.

o In addition to minimum rent, the lease requires percentage rent equal to ten percent of gross revenues in excess of the "Baseline Gross
         Revenues." The Baseline Gross Revenues will be the prior 12 months total revenue for the period ending on the earlier of (a) the 36th month of the lease, or (b) the month in which the facility achieves average occupancy of 93% for four consecutive quarters.

o A security deposit equal to $386,880 has been retained by the Company as security for the tenant's obligations under the lease.

o American Retirement Corporation has guaranteed the tenant's obligation to pay minimum rent under the lease. In addition, American Retirement Corporation is required to maintain a "Tenant Reserve" equal to $210,000. The reserve will terminate the later of (i) when "Minimum Rent Coverage" of 1.1 is achieved for four consecutive fiscal quarters, commencing with the quarter ending March 31, 2002, or (ii) June 30, 2003.

         The estimated federal income tax basis of the depreciable portion for the Boca Raton Property is approximately $8.9 million.

         The Boca Raton Property, which opened in October 2000, includes 60 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. The operator provides assistance with daily living activities such as bathing, dressing and medication reminders. The Property is located approximately 20 miles north of Fort Lauderdale, Florida. The number of seniors in the ten-mile area surrounding the Boca Raton Property is expected to grow by 20% between 2000 and 2005. The Property is within eight miles of two hospitals and is less than seven miles from shopping areas. The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the period the assisted living facility has been operational are as follows:

                                        Boca Raton Property
                      ---------------------------------------------------------
                          Average           Revenue per            Revenue
                      Occupancy Rate          Occupied          per Available
      Year                                      Unit                Unit
------------------    ----------------     ---------------      ---------------

      *2000               34.30%             $29.71               $10.19
     **2001               54.40%              76.23                44.30

* Data for 2000 represents the period October 1, 2000 through December 31, 2000. ** Data for 2001 represents the period January 1, 2001 through June 30, 2001.

         The Company believes that the results achieved by the Property, as shown in the table above, are not indicative of its long-term operating potential as the Property opened in October 2000.

         American Retirement Corporation Brands. American Retirement Corporation splits its portfolio into two units, core facilities and assisted living facilities. According to American Retirement Corporation's June 2001 Form 10-Q, American Retirement Corporation operates 65 facilities. The core facilities consist of 31 Continuing Care Retirement Communities (CCRCs). The core communities act as "hubs" of a hub and spoke model. The model helps create efficiencies in markets through cross-marketing, cross-staffing and referrals. The "spokes" are 34 assisted living and memory impaired properties. The majority of these 34 properties have been operational for less than two years. The newer facilities are operated under the Homewood Residence brand. The communities are designed in a comfortable, home-like setting and provide residents with a sense of community through a variety of activities, restaurant-style dining, on-site security, weekly housekeeping and scheduled transportation. The communities promote an environment that enables residents to remain as independent as possible for as long as possible, while providing a personally tailored program of services and care. In 2000, the American Seniors Housing Association, a seniors' housing trade association, ranked American Retirement Corporation as the nation's sixth largest manager of seniors' housing.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.


                                                                                                         Page
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of September 30, 2001                                          7

     Pro Forma Consolidated Statement of Earnings for the nine months ended September 30, 2001              8

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2000                      9

     Notes to Pro Forma Consolidated Financial Statements for the nine months ended
      September 30, 2001 and the year ended December 31, 2000                                              10


                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and subsidiaries (the "Company") gives effect to (i) the receipt of $17,841,976 in gross offering proceeds from the sale of 1,784,198 additional shares for the period October 1, 2001 through November 9, 2001, and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds to purchase two properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2001 has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on September 30, 2001.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 2001 and for the year ended December 31, 2000, include the operating results of the properties described in (ii) above and a property acquired by the Company on April 20, 2000, from (A) the later of (i) the date the date the property became operational by the previous owner or (ii) January 1, 2000, to (B) the earlier of (i) the date the property was acquired by the Company or (ii) the end of the pro forma period presented.

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2001

                                                                                      Pro Forma
                           ASSETS                              Historical            Adjustments                Pro Forma
                                                              -------------          -------------            -------------

Land, buildings and equipment on operating leases, net         $ 14,106,765           $ 21,234,070    (a)      $ 35,340,835
Cash and cash equivalents                                         9,561,570             (1,598,744 )  (a)         7,962,826
Restricted cash                                                      27,137                     --                   27,137
Receivables                                                           7,386                     --                    7,386
Loan costs, net                                                      39,732                     --                   39,732
Accrued rental income                                                43,247                     --                   43,247
Other assets                                                        706,660               (180,431 )  (a)           526,229
                                                              -------------          -------------            -------------
                                                               $ 24,492,497           $ 19,454,895             $ 43,947,392
                                                              =============          =============            =============

            LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accounts payable and accrued expenses                            13,117                     --                   13,117
    Due to related parties                                        1,401,885              2,230,247    (a)         3,632,132
    Security deposits                                               553,956                810,030    (a)         1,363,986
    Rent paid in advance                                             27,314                     --                   27,314
                                                              -------------          -------------            -------------
          Total liabilities                                       1,996,272              3,040,277                5,036,549
                                                              -------------          -------------            -------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                          --                     --                       --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                        --                     --                       --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued 2,734,552
       and outstanding 2,729,821 shares; issued 4,518,750
       and outstanding 4,514,019 shares, as adjusted                 27,298                 17,842    (a)            45,140
    Capital in excess of par value                               23,154,278             16,396,776    (a)        39,551,054
    Accumulated distributions in excess of net earnings            (685,351 )                   --                 (685,351 )
                                                              -------------          -------------            -------------
          Total stockholders' equity                             22,496,225             16,414,618               38,910,843
                                                              -------------          -------------            -------------
                                                               $ 24,492,497           $ 19,454,895             $ 43,947,392
                                                              =============          =============            =============

See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------
Revenues:
    Rental income from operating leases                 $ 1,034,820              $ 1,794,799     (1)     $ 2,829,619
    FF&E reserve income                                      29,830                       --                  29,830
    Interest and other income                                30,812                       --                  30,812
                                                        ------------          ---------------           -------------
                                                          1,095,462                1,794,799               2,890,261
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                105,055                       --                 105,055
    General operating and administrative                    286,766                                          286,766
    Asset management fees to related party                   62,320                   91,128     (5)         153,448
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (6)              --
    Depreciation and amortization                           335,201                  457,316     (7)         792,517
                                                        ------------          ---------------           -------------
                                                            644,327                  693,459               1,337,786
                                                        ------------          ---------------           -------------

Net Earnings                                              $ 451,135              $ 1,101,340             $ 1,552,475
                                                        ============          ===============           =============

Earnings Per Share of Common Stock
    (Basic and Diluted)                                    $   0.29                              (8)        $   0.46
                                                        ============                                    =============

Weighted Average Number of Shares of Common
    Stock Outstanding                                     1,561,409                              (8)       3,397,493
                                                        ============                                    =============




See accompanying notes to unaudited pro forma consolidated financial statements.




                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2000


                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                   $ 962,000              $ 1,172,291   (1)       $ 2,134,291
    FF&E reserve income                                      19,672                    9,809   (2)            29,481
    Interest income                                         103,058                  (90,959   (3)            12,099
                                                        ------------          ---------------           -------------
                                                          1,084,730                1,091,141               2,175,871
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                367,374                  216,563   (4)           583,937
    General operating and administrative                    340,086                       --                 340,086
    Asset management fees to related party                   55,396                   58,528   (5)           113,924
    Reimbursement of operating expenses from
       related party                                       (213,886 )                 73,199   (6)          (140,687  )
    Depreciation and amortization                           310,982                  327,684   (7)           638,666
                                                        ------------          ---------------           -------------
                                                            859,952                  675,974               1,535,926
                                                        ------------          ---------------           -------------
Net Earnings                                              $ 224,778                 $415,167               $ 639,945
                                                        ============          ===============           =============

Earnings Per Share of Common Stock
    (Basic and Diluted)                                    $   0.27                            (8)           $  0.42
                                                        ============                                    ============

Weighted Average Number of Shares of Common
    Stock Outstanding                                       845,833                            (8)         1,511,016
                                                        ============                                    =============

See accompanying notes to unaudited pro forma consolidated financial statements.


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND
                        THE YEAR ENDED December 31, 2000


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $17,841,976 from the sale of 1,784,198 shares during the period October 1, 2001 through November 9, 2001, the receipt of $810,030 from the lessees as security deposits and $1,598,744 of cash and cash equivalents used to acquire two properties for $20,250,750. Also represents accruals of $2,230,247 for amounts due to related parties for acquisition fees of $802,889 (4.5% of gross proceeds), selling commissions of $1,338,148 (7.5% of gross proceeds) and marketing support and due diligence expense reimbursement fees of $89,210 (0.5% of gross proceeds) which have been netted against stockholders' equity. In addition, miscellaneous acquisition costs of $72,036 and acquisition fees of $941,284 that relate to the two properties have been capitalized to land, building and equipment on operating leases.

Unaudited Pro Forma Consolidated Statements of Earnings:
-------------------------------------------------------

(1) Represents adjustment to rental income from the operating leases for the properties acquired by the Company as of November 9, 2001 (the "Pro Forma Property" or "Pro Forma Properties") for the period commencing
         (A) the later of the (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000, to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented. The following presents the actual date the Pro Forma Properties were acquired by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                                                                Date the Property
                                                                         Date                became Operational as
                                                               Acquired by the Company          a Rental Property
                                                               -------------------------    ------------------------

           Brighton Gardens in Orland Park, IL                     April 20, 2000               October 11, 1999
             (the "Orland Park Property")
           Broadway Plaza in Arlington, TX                         November 9, 2001             August 15, 2000
             (the "Arlington Property")
           Homewood Residence in Boca Raton, FL                    November 9, 2001             October 1, 2000
             (the "Boca Raton Property")

         The leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the properties.

(2) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Orland Park Property (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income was earned at approximately $2,500 per month.

(3) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts from January 1, 2000, to the date the Orland Park Property was acquired by the Company. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately five percent per annum by the Company during the year ended December 31, 2000.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(4) Represents adjustment to interest expense incurred at a rate of 8.75% per annum in connection with the assumed borrowings from the line of credit of $8,100,000 from January 1, 2000, to the date the Orland Park Property was acquired by the Company.

(5) Represents increase in asset management fees relating to the Pro Forma Properties for the period commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000, to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented, as described in Note (1). Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(6) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Years ended June 30, 2001 and June 30, 2000, the Company's operating expenses exceeded the Expense Cap by $145,015 and $213,886, respectively.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational for the period commencing (A) the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 2000, to (B) the earlier of (i) the date the Pro Forma Property was acquired by the Company or (ii) the end of the pro forma period presented, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the nine months ended September 30, 2001 and the year ended December 31, 2000.

(7) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $55,917 amortized under the straight-line method (which approximates the effective interest method) over a period of five years from January 1, 2000, to the date the Orland Park Property was acquired by the Company.

(8) Historical earnings per share was calculated based upon the weighted average number of shares of common stock outstanding during the nine months ended September 30, 2001 and the year ended December 31, 2000.

         As a result of the Orland Park Property being treated in the Pro Forma Consolidated Statement of Earnings as operational since January 1, 2000, the Company assumed approximately 671,000 shares of common stock were sold, and the net offering proceeds were available for the purchase of this property. Consequently, the weighted average number of shares outstanding for the year ended December 31, 2000, were adjusted by an additional 130,600 shares as of January 1, 2000.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND
                        THE YEAR ENDED DECEMBER 31, 2000


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

         In addition, as a result of the Arlington Property and the Boca Raton Property being treated in the Pro Forma Consolidated Statements of Earnings as operational since August 15, 2000 and October 1, 2000, respectively, the Company assumed approximately 2,025,075 shares of common stock were sold, and the net offering proceeds were available for the purchase of these properties. Consequently, the weighted average number of shares for the nine months ended September 30, 2001 and the year ended December 31, 2000, were adjusted by an additional 1,057,875 shares for the purchase of the Arlington Property as of January 1, 2001 and August 15, 2000, and by an additional 967,200 for the purchase of the Boca Raton Property as of January 1, 2001 and October 1, 2000, respectively.

         Pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted, for the nine months ended September 30, 2001 and the year ended December 31, 2000.

                      INDEX TO OTHER FINANCIAL INFORMATION


The following summarized financial information is filed as part of this report as a result of American Retirement Corp. ("ARC") guaranteeing lease payments for the tenant relating to the two Properties acquired by the Company on November 9, 2001. The summarized financial information presented for ARC as of December 31, 2000 and December 31, 1999, and for each of the two years ended December 31, 2000, was obtained from the Form 10-K filed by ARC with the Securities and Exchange Commission for the year ended December 31, 2000. The summarized financial information presented for ARC as of June 30, 2001 was obtained from the Form 10-Q filed by ARC with the Securities and Exchange Commission for the six months ended June 30, 2001.

                                                                                                          Page
American Retirement Corp. and Subsidiaries:

    Selected Financial Data for the six months ended June 30, 2001 and the years ended
    December 31, 2000, 1999 and 1998                                                                        14


                           Other Financial Information

                   American Retirement Corp. and Subsidiaries
                             Selected Financial Data
                      (in Millions, except per share data)




Consolidated Balance Sheet Data:

                                                   June 30,              December 31,           December 31,
                                                    2001                    2000                   1999
                                                 ------------            ------------           ------------

Current assets                                     $ 51,409               $ 50,728               $ 63,185
Noncurrent assets                                   761,789                741,752                677,226
Current liabilities                                  48,699                 36,448                 39,595
Noncurrent liabilities                              630,638                614,075                552,648
Stockholders' equity                                133,861                141,957                148,168



Consolidated Statements of Income Data:

                                                 Six Months Ended         Year Ended          Year Ended          Year Ended
                                                    June 30,             December 31,        December 31,        December 31,
                                                      2001                   2000                1999                1998
                                               --------------------     ---------------    -----------------    ----------------

Revenues                                             $123,750                 $206,114             $175,270           $142,357

Costs and expenses (including income
   tax expense and extraordinary loss on
   extinguishment of debt)                            131,174                  211,960              173,218            135,457
                                                 ------------            -------------        -------------        -----------

Net income (loss)                                    $ (7,424 )               $ (5,846 )            $ 2,052            $ 6,900
                                                 ============            =============        =============        ===========

Basic earnings (loss) per share                       $ (0.43 )                $ (0.34 )            $  0.12            $  0.49
                                                 ============            =============        =============        ===========

Diluted earnings (loss) per share                     $ (0.43 )                $ (0.34 )            $  0.12            $  0.49
                                                 ============            =============        =============        ===========


                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                      OF PROPERTIES ACQUIRED FROM INCEPTION
                            THROUGH NOVEMBER 9, 2001
                For the Year Ended December 31, 2000 (Unaudited)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of the Properties acquired by the Company as of November 9, 2001. The statement presents unaudited estimated taxable operating results for the Properties as if they had been acquired and operational on January 1, 2000 through December 31, 2000. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                                             Broadway Plaza at Pecan     Homewood Residence at
                              Brighton Gardens by Marriott            Park                    Boca Raton
                                  Orland Park Property         Arlington Property        Boca Raton Property         Total
                              ----------------------------- ------------------------- ------------------------ -------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                     $1,350,268                    $1,084,322                $ 991,380            $3,425,970

FF&E Reserve Income (2)                   29,481                            --                       --                29,481

Asset Management Fees (3)                (83,093 )                     (63,472  )               (58,032  )           (204,597  )

Interest Expense (4)                    (708,750 )                          --                       --              (708,750  )

General and Administrative
    Expenses (5)                        (110,422 )                    (100,009  )               (91,437  )           (301,868  )
                                    -------------               ---------------            -------------       ---------------

Estimated Cash Available from
    Operations                           477,484                       920,841                  841,911             2,240,236

Depreciation  and Amortization
    Expense (6) (7)                     (453,421 )                    (330,062  )              (290,994  )         (1,074,477  )
                                    -------------               ---------------            -------------       ---------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                      $ 24,063                     $ 590,779                $ 550,917           $ 1,165,759
                                    =============               ===============            =============       ===============


                                  See Footnotes

FOOTNOTES:

(1) Rental income does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) Reserve funds will be used for the replacement and renewal of furniture, fixtures and equipment related to the Orland Park Property ("FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with the funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income will be earned at 1% of gross receipts for lease years one through four and has been estimated based on projected gross revenues.

(3) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(4) Estimated at a borrowing rate of 8.75% per annum for borrowings on the line of credit relating to the Orland Park Property.

(5) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(6)      The federal tax basis of the  depreciable  portion of the  property and
         the  number  of  years  the  assets  have  been   depreciated   on  the
         straight-line method is as follows:

                                                             Furniture and
                                  Buildings                    Fixtures
                                  (39 years)                 (5-15 years)
                                --------------             -----------------

         Orland Park Property      $11,533,074                   $1,025,630
         Arlington Property          9,220,637                      655,448
         Boca Raton Property         8,410,038                      527,466

(7) Loan costs of $55,917 (.5% origination fee on the line of credit, legal fees and closing costs) amortized under the straight-line method over a period of five years.